July 30, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

Form N-14 Registration Statement

SEC File No. 333-239625

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the Staff of the Securities and Exchange Commission (the “SEC”) on July 16, 2020, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on July 1, 2020, in connection with the acquisition of the assets of Virtus Rampart Multi-Asset Trend Fund, a series of Virtus Opportunity Trust, by and in exchange for shares of Virtus Tactical Allocation Fund, a series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:

On the N-14 Cover Page, confirm the effective date is 30 days after the filing date.

Response: The date of the filing of the preliminary N-14 was adjusted to July 1, 2020 by the EDGAR staff, so the date of automatic effectiveness will be July 31, 2020.

2.	Comment:

On page ii, in response to first question, add disclosure, either here or as a new Question and Answer, about the costs involved with the portfolio repositioning and potential tax consequences for shareholders of the surviving fund, with respect to both reorganizations.

Response: We have included the following question and answer before the first question on page iii:

“Q. Will any portfolio securities be sold in connection with the Reorganization?

EDGAR Operations Branch
July 30, 2020

A.	Yes. Although Multi-Asset Trend and Tactical Allocation have similar investment objectives and principal investment strategies, it is expected that upon the consummation of the Reorganization, a substantial portion of the securities held by Multi-Asset Trend may be sold after the Reorganization by Tactical Allocation. For any such sales, the transaction costs will be borne by Tactical Allocation. Because such costs represent expenses that are not subject to the expense limitation agreement in place, they are ultimately borne by the surviving Fund’s shareholders, including Multi-Asset Trend shareholders who receive shares of Tactical Allocation in the Reorganization. In addition, the disposition of assets acquired through the Reorganization by Tactical Allocation may result in taxable gains or losses on those assets, which will accrue to all of the surviving Fund’s shareholders. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $18,188 or 0.04% for Tactical Allocation, and taxable gains of approximately $2 million. Taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Multi-Asset Trend’s pre-Reorganization capital loss carryforwards (approximately $20 million), subject to certain limitations.

In addition, if the Sector Trend Reorganization is consummated, it is expected that a substantial portion of the securities held by Sector Trend may be sold after it is reorganized into Tactical Allocation, so those costs will also be borne by the surviving Fund’s shareholders, including Multi-Asset Trend shareholders who receive shares of Tactical Allocation in the Reorganization. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $62,679 or 0.04% for Tactical Allocation, and taxable gains of approximately $10 million. Taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Sector Trend’s pre-Reorganization capital loss carryforwards (approximately $18 million), subject to certain limitations.

3.	Comment:

On page ii, in response to second question, please clarify what primary sectors are.

Response: The response has been updated to clarify that these are the primary sectors of the S&P 500 Index.

4.	Comment:

On page iv, in response to the third question about who will pay, disclose what are reasons that would be considered reasonable for allocating expenses to shareholders if the Reorganization is not completed.

Response: The following has been added to the end of the response: “The subadviser for Multi-Asset Trend will not continue to manage the Fund after September 2020, so the Board and Fund officers will consider any possible alternatives, including liquidation, and the costs involved. While management will seek to proceed in the most cost-effective manner, any expenses already incurred will also be considered, and may be indirectly or directly borne by shareholders as a result.”

EDGAR Operations Branch
July 30, 2020

5.	Comment:

On Page 4, in the second paragraph, include hyperlinks to the prospectus of each Fund (see Rule 0-4 of 1940 Act).

Response: Hyperlinks have been included for the prospectuses as requested.

6.	Comment:

On page 7, in the third paragraph, add the disclosure from response to Comment 4, explaining what happens if Reorganization is not consummated and what would be considered reasonable for allocating expenses to shareholders in that case.

Response: The following has been added to the end of the paragraph: “If the Plan is not approved or the Reorganization is not consummated, then the officers of Multi-Asset Trend and Tactical Allocation, or an affiliate, shall, based on the reasons for not consummating the transaction, agree on a reasonable allocation of expenses. The subadviser for Multi-Asset Trend will not continue to manage the Fund after September 2020, so the Board and Fund officers will consider any possible alternatives, including liquidation, and the costs involved. While management will seek to proceed in the most cost-effective manner, any expenses already incurred will also be considered, and may be indirectly or directly borne by shareholders as a result.”

7.	Comment:

On page 8, in the last sentence of next to last paragraph for Tactical Allocation, please clarify what duration neutral strategy means, and determine if consistent with earlier disclosure that duration will be within two and eight years.

Response: Disclosure has been added to clarify that duration neutral strategy means that the Fund’s fixed income investments are not managed with a target duration. However, the strategy is anticipated to result in duration between two and eight years, so the disclosure is consistent.

8.	Comment:

On page 9, (1) in the first paragraph, add disclosure to highlight the differences between the Funds, including:
Whether Multi-Asset Trend invests in emerging market issuers?
Whether Multi-Asset Trend invests in all the different fixed income instruments that Tactical Allocation does, including junk bonds?
Whether Multi-Asset Trend can take defensive positions?
Whether Multi-Asset Trend has a duration policy with respect to fixed income investments?
Whether Multi-Asset Trend invests in companies of particular market caps?

Response: The following has been added at the end of the paragraph: “Multi-Asset Trend currently invests primarily in mid-to-large cap U.S. and international equities, including emerging markets, while Tactical Allocation may invest in issuers of any size and both U.S. and non-U.S. equities. Tactical Allocation may also invest in a wide range of fixed income securities, while Multi-Asset Trend’s fixed income investments are more limited, such as short-term US Government securities and high yield bonds, among others, and it does not have a duration policy.”

Because the Temporary Defensive Strategy is by definition not a principal investment strategy, it will not be included in the table for either Fund.

EDGAR Operations Branch
July 30, 2020

(2) In the third paragraph, explain if the fundamental policies of the Funds are different, and highlight any such differences.

Response: Registrant confirms the fundamental policies of the Funds are substantially identical and has added disclosure.

(3) In the fourth paragraph, disclose the estimated transaction cost and any expected tax implications of the portfolio repositioning, if material. Reference the other reorganization as well because all those securities will be sold also.

Response: The fourth paragraph has been replaced with the following: “Although Multi-Asset Trend and Tactical Allocation have similar investment objectives and principal investment strategies, it is expected that upon the consummation of the Reorganization, a substantial portion of the securities held by Multi-Asset Trend may be sold after the Reorganization by Tactical Allocation. For any such sales, the transaction costs will be borne by Tactical Allocation. Because such costs represent expenses that are not subject to the expense limitation agreement in place, they are ultimately borne by the surviving Fund’s shareholders, including Multi-Asset Trend shareholders who receive shares of Tactical Allocation in the Reorganization. In addition, the disposition of assets acquired through the Reorganization by Tactical Allocation may result in taxable gains or losses on those assets, which will accrue to all of the surviving Fund’s shareholders. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $18,188 or 0.04% for Tactical Allocation, and taxable gains of approximately $2 million. Taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Multi-Asset Trend’s pre-Reorganization capital loss carryforwards (approximately $20 million), subject to certain limitations.

In addition, if the Sector Trend Reorganization is consummated, it is expected that a substantial portion of the securities held by Sector Trend may be sold after it is reorganized into Tactical Allocation, so those costs will also be borne by the surviving Fund’s shareholders, including Multi-Asset Trend shareholders who receive shares of Tactical Allocation in the Reorganization. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $62,679 or 0.04% for Tactical Allocation, and taxable gains of approximately $10 million. Taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Sector Trend’s pre-Reorganization capital loss carryforwards (approximately $18 million), subject to certain limitations.

9.	Comment:

Page 12, in the Class C fee table, the expense recoupment applicable to Class C shares should be added to the Other Expenses line rather than reflected like this.

Response: Registrant notes that neither Form N-1A nor Regulation S-X require the presentation of recoupment of expenses as Other Expenses. The recoupment amount has instead been moved to a new line titled “Recapture of expense previously reimbursed and/or waived” above the Total Annual Fund Operating Expenses so it is included in the gross expenses. Presentation in this manner is consistent with SEC disclosure guidance in ADI 2019-09, and with industry standard.

EDGAR Operations Branch
July 30, 2020

10.	Comment:

On page 13, in footnote (b) and (c), will the Adviser be able to recoup expenses it waived before the Reorganization from Tactical Allocation after the Reorganization occurs? Disclose either way.

Response: The following has been added at the end of the footnote to disclose the adviser may recoup pre-Reorganization fees waived after the Reorganization: “, including, as applicable, for three years after the Reorganization for expenses reimbursed or fees waived prior to the Reorganization.”

11.	Comment:

On page 13, footnote (c), remove disclosure of fee waiver because it does not extend for a year from the date of effectiveness. This waiver may be discussed in the document outside the fee table but is not permitted in the fee table.

Response: Disclosure has been removed as a footnote to the Expense Table.

12.	Comment:

Page 15, portfolio turnover, last sentence – is the difference in level of turnover another strategy difference in the Funds? If it is, please disclose in the principal investment strategy and risk sections.

Response: Portfolio Turnover Risk is disclosed as a primary risk for Multi-Asset Trend. While the Fund does experience high portfolio turnover, it is not an intentional strategy, but rather an effect of how the strategy is implemented.

13.	Comment:

On page 25, given that Tactical Allocation is subject to these different risks, is there any strategy that should be disclosed to reflect these different risks? Same comment applies on page 28 for Multi-Asset Trend (i.e. REITs, commodities).

Response: The risk disclosures for the Funds reflect the risks that stem from their respective strategies. Multi-Asset Trend’s investment in REITs and commodities is considered part of its investment in the alternative asset component described in its principal investment strategies.

EDGAR Operations Branch
July 30, 2020

14.	Comment:

Page 32, in the board considerations, (1) did the Board consider that a different subadviser and different portfolio managers will manage the surviving fund? If so, disclose what the Board considered.

Response: The following bullet has been added to reflect that the Board reviewed the subadvisers and portfolio managers of the surviving fund:
“• information about the subadvisers and biographies of the portfolio managers that manage Tactical Allocation, noting their experience and consistent performance;”

(2) In the second full paragraph after the bullets, disclose this qualifying language earlier when discussing the expected efficiencies.

Response: The qualifying language has been added to the earlier discussions of anticipated efficiencies from the Reorganization.

15.	Comment:

On page 34, in the first sentence of last paragraph, if Multi-Asset Trend’s capital loss carryforwards are material, disclose the dollar amount of the carryforwards that are subject to potential limitation.

Response: The last paragraph has been revised to state the following: “Tactical Allocation’s utilization after the Reorganization of any pre-Reorganization losses realized by Multi-Asset Trend could be subject to limitation. As of June 30, 2020, Multi-Asset Trend has approximately $20 million of capital loss carryforwards that may be subject to such limitation. Shareholders of Multi-Asset Trend should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances.”

16.	Comment:

On page 45, under Financial Statements, add hyperlinks to the annual reports.

Response: Hyperlinks have been included for the annual reports as requested.

17.	Comment:

In the Form of Agreement and Plan in Appendix A, in Section 10.2, while both N-14 documents state that expenses of the reorganization will be shared by the Funds pro rata, the Agreement does not state that. Please confirm that the disclosure in the N-14 is correct.

Response: Registrant confirms the costs of the Reorganization will be shared by the Funds pro rata. Section 10.2 in the Agreement and Plan has been updated to clarify that the Funds will share expenses of the Reorganization pro rata.

18.	Comment:

On the cover page of the SAI, add hyperlinks to the items incorporated by reference.

Response: Hyperlinks have been added to items 1-6 that are incorporated by reference.

EDGAR Operations Branch
July 30, 2020

19.	Comment:

Item 17 of Part C on page C-13, in Undertaking 3, add language that the filing will be within a reasonable time of the closing of the Reorganization. (See Feb. 15, 1996, Dear Registrant letter)

Response: Requested language will be included.

*  *  *

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/Arie Heijkoop Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Jennifer Fromm, Esq.
Holly van den Toorn, Esq.
David C. Mahaffey, Esq.